Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to proceed with Phase One of Tasiast expansion

Annual production expected to increase by 87% and reduce production cost of sales per ounce by 48% Phase Two prefeasibility details released, opportunity to further increase production and lower costs

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page seven of this news release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, March 30, 2016 – Kinross Gold Corporation (TSX: K; NYSE: KGC) is pleased to announce that it is proceeding with the Phase One expansion of its Tasiast mine in Mauritania. Phase One is expected to increase mill throughput capacity from the current 8,000 tonnes per day (t/d) to 12,000 t/d, while significantly reducing Tasiast’s operating costs and increasing production. Preparations for Phase One construction to install incremental crushing and grinding capacity to the existing carbon-in-leach (CIL) circuit, which includes an oversized semi-autogenous grinding (SAG) mill and gyratory crusher, will begin immediately. Phase One is expected to reach full production by the end of Q1 2018 with estimated capital expenditures of approximately $300 million.

Phase One Feasibility Study Highlights*
Estimates	Phase One
Throughput capacity (t/d)	12,000
Average annual production (Au oz.)	409,000 (2018-2027)
All-in sustaining cost[1] (per ounce)	$760 (2018-2027)
Production cost of sales (per ounce)	$535 (2018-2027)
Initial capital costs[2] (millions)	$300
Internal rate of return (IRR)[3]	20%
Net present value (NPV)[4] (millions)	$635

*Based on a $1,200 per ounce gold price assumption and oil price assumption of $45/bbl and no Phase Two expansion.

The Company is also pleased to release details of a prefeasibility study on a combined potential Phase One and Phase Two expansion based on installing additional mill throughput of 18,000 t/d for a total combined capacity of 30,000 t/d. This potential expansion contemplates replacing the two current ball mills with a new larger ball mill, adding incremental power generation to the existing 20 MW heavy fuel oil power plant and additional leaching and thickening capacity, upgrading the water supply infrastructure, and expanding the mine fleet.

Combined Phase One and Phase Two Prefeasibility Study Highlights**
Estimates	Phase One and Two combined
Throughput capacity (t/d)	30,000
Average annual production (Au oz.)	777,000 (2020-2026)
All-in sustaining cost[1] (per ounce)	$665 (2020-2026)
Production cost of sales (per ounce)	$460 (2020-2026)
Initial capital costs[5] (millions)	$920
Internal rate of return (IRR)[3]	17%
Net present value (NPV)[4] (millions)	$885

**Based on a $1,200 per ounce gold price assumption and oil price assumption of $45/bbl.

Detailed study results for a combined Phase One and Phase Two 30,000 t/d expansion can be found in an updated NI 43-101 Technical Report for Tasiast available on the Company website at www.kinross.com. The Phase One feasibility study has been reviewed by third-party independent reviewers and was found to be consistent with industry best standards.

1 Throughout this news release, forecast site-level all-in sustaining cost excludes corporate overhead costs.

2 Excludes forecast capitalized stripping of $428 million (2016-2019).

3 Throughout this news release, calculated April 1, 2016 forward.

4 Throughout this news release, calculated based on a 5% discount rate from April 1, 2016 and after tax.

5 Excludes forecast capitalized stripping of $547 million (2016-2019).

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to the Tasiast two-phased expansion studies:

“This phased approach allows Kinross to transform Tasiast into a lower cost, cash flow positive operation in the near term while preserving the operation’s significant growth potential. Phase One, which is expected to reach full production by the end of Q1 2018, will require an estimated initial capital investment of approximately $300 million, to be self-financed by the Company. The expansion is forecast to reduce Tasiast’s production cost of sales per ounce by an estimated 48% while increasing annual production by an estimated 87% compared with 2015. The Phase One expansion has robust standalone economics, including a positive 20% expected internal rate of return.

“Phase Two, which anticipates increasing total throughput to 30,000 t/d, underscores Kinross’ focus on financial discipline. The forecast total capital expenditure for the combined Phase One and Two has been significantly lowered compared to previous expansion studies. With lower capital required, the expected benefits remain compelling, with a 30,000 t/d Tasiast expected to be the Company’s largest and lowest cost operation with a long estimated mine life.

“The two-phased approach strikes the right balance between growth and preserving balance sheet strength and is well-suited to the current gold price environment. Phase One achieves Kinross’ near term goals with a manageable investment while allowing the Company to reassess market conditions and further optimize the project before deciding to proceed with Phase Two. In short, this is the right project for Kinross at the right time.”

Phase One 12,000 t/d expansion overview

The Phase One feasibility study is based on increasing the current 8,000 t/d throughput capacity to 12,000 t/d. The additional processing capacity is expected to be achieved with the addition of a gyratory crusher, an oversized SAG mill and three leach tanks, as well as improvements to other components of the processing circuit. The new mill is forecast to produce an average of approximately 409,000 gold ounces a year during the first 10 years (2018-2027, when mining will occur), with a forecast cumulative production of 5.0 million gold ounces to 2033. Milling of residual stockpiled ore will extend the estimated mine life to 2033.

Production cost of sales is estimated to average $535 per ounce, with estimated all-in sustaining cost of $760 per ounce for 2018-2027. Mill grades are expected to average 3.1 g/t over this period.

Preparations for Phase One construction will begin immediately, with expected forecast capital expenditures of $300 million, plus estimated capital stripping of $428 million (2016-2019). Engineering work is 35% complete and is expected to reach 80% by end of July 2016. A significant amount of contractual commitments and site establishment work is expected to occur during Q2 2016, with full field construction expected to commence in Q3 2016. Phase One commissioning is expected to begin in Q4 2017, with full production expected by the end of Q1 2018.

Based on an assumed gold price of $1,200 and oil price of $45/bbl, the expansion has an estimated IRR of 20% and NPV of $635 million (after tax and unlevered, from April 1, 2016 forward) and is expected to generate $1.16 billion in free cash flow over the life of mine.

p. 2 Kinross to proceed with Phase One of Tasiast expansion	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

	Phase One 12,000 t/d Expansion*
Timeline	Operational metric	Estimate
2018 – 2027 (Mining)	Average annual production (Au oz.)	409,000
	Production cost of sales (per ounce)	$535
	All-in sustaining costs (per ounce)	$760
	Average CIL grade processed (g/t)	3.12
	Strip ratio	7.5
	Average processing cost (per tonne)	$20.58
	Average mining cost (per tonne)	$2.44
2028 – 2033 (Stockpile milling)	Average annual production (Au oz.)	173,000
	Production cost of sales (per ounce)	$945
	All-in sustaining costs (per ounce)	$995
	Average CIL grade processed (g/t)	1.34
	Strip ratio	N/A
	Average processing cost (per tonne)	$20.60
	Average mining cost (per tonne)	N/A
2018 – 2033 (Life of project)	Average annual production (Au oz.)	329,000
	Production cost of sales (per ounce)	$610
	All-in sustaining costs (per ounce)	$805
	Average CIL grade processed (g/t)	2.52
	Strip ratio	7.5
	Average processing cost (per tonne)	$20.59
	Average mining cost (per tonne)	$2.55

*Based on a $1,200 per ounce gold price assumption and oil price assumption of $45/bbl and no Phase Two expansion.

Forecast Phase One 12,000 t/d Capital Costs[2]	($ millions)
Direct cost (including freight)	175
Indirect and owner’s cost	60
Taxes/duties	20
Contingency	45
Total	300

Phase One financing and revised guidance for 2016 capital expenditure

With the completion of the acquisition of Bald Mountain and 50% of Round Mountain in January, and the recently completed bought deal equity offering (including the exercise of the 15% over-allotment option in March), Kinross has a pro-forma cash balance of approximately $700 million and $1.5 billion available on its revolving credit facility for total liquidity of approximately $2.2 billion. Following the scheduled repayment of $250 million in Senior Notes on September 1, 2016, Kinross will have no debt maturities until August 2019. The Company expects that its existing liquidity sources will be sufficient to fund the completion of the Phase One expansion.

As a result of the Phase One expansion go-ahead decision, the Company’s capital expenditure guidance for 2016 is now forecast to be $755 million, compared with $595 million announced on February 10, 2016, as an additional $160 million is expected to be spent on expansion activities this year.

Phase Two 30,000 t/d expansion overview

The Phase Two prefeasibility study contemplates installing additional mill throughput of 18,000 t/d for a total combined capacity of 30,000 t/d. The potential expansion would replace the two current ball mills with a new larger ball mill, and add new leaching, thickening and refinery capacity. An additional 60 MW of capacity would be added to the existing power plant to power the 30,000 t/d mill, which is forecast to have an average production of approximately 777,000 gold ounces a year from 2020-2026, with a forecast cumulative gold production of 6.4 million ounces to 2030.

p. 3 Kinross to proceed with Phase One of Tasiast expansion	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Production cost of sales is estimated to average $535 per ounce for the life of project, with forecast all-in sustaining cost of $720 per ounce. Mill grades are expected to average 1.9 g/t. Capital costs for the additional 18,000 t/d expansion are forecast to be $620 million, plus incremental estimated capitalized stripping of $119 million (2016-2019). The combined estimated total capital expenditures for Phase One and Phase Two is expected to be approximately $920 million.

A feasibility study of Phase Two is expected to be initiated in the second half of 2016, with a potential go-ahead decision targeted for the end of 2017 and construction expected to commence in early 2018. Based on this timeline, Phase Two could potentially reach full production in early 2020.

Based on an assumed gold price of $1,200 and oil price of $45/bbl, the expansion has an estimated IRR of 17% and NPV of $885 million (after tax and unlevered, from April 1, 2016 forward), and is expected to generate $1.66 billion in free cash flow after tax over the life of mine.

Phase Two 30,000 t/d Expansion**
Timeline	Operational metric	Estimate
2020 – 2026 (Mining)	Average annual production (Au oz.)	777,000
	Production cost of sales (per ounce)	$460
	All-in sustaining costs (per ounce)	$665
	Average CIL grade processed (g/t)	2.37
	Strip ratio	5.4
	Average processing cost (per tonne)	$15.00
	Average mining cost (per tonne)	$2.26
2027 – 2030 (Stockpile milling)	Average annual production (Au oz.)	285,000
	Production cost of sales (per ounce)	$940
	All-in sustaining costs (per ounce)	$1,000
	Average CIL grade processed (g/t)	0.88
	Strip ratio	N/A
	Average processing cost (per tonne)	$15.47
	Average mining cost (per tonne)	N/A
2020 – 2030 (Life of project)	Average annual production (Au oz.)	612,000
	Production cost of sales (per ounce)	$535
	All-in sustaining costs (per ounce)	$720
	Average CIL grade processed (g/t)	1.87
	Strip ratio	5.4
	Average processing cost (per tonne)	$15.16
	Average mining cost (per tonne)	$2.37

**Based on a $1,200 per ounce gold assumption and oil price assumption of $45/bbl and combined Phase One and Phase Two expansion.

Expansion capital costs

The combined Phase One and Phase Two expected capital expenditures of approximately $920 million is significantly lower compared with the 2014 feasibility study estimate of $1.6 billion for the new-build 38,000 t/d plant. This forecast reduction was achieved through a combination of factors: scale effect of approximately 20% lower throughput capacity; more efficient leveraging of the existing mill and infrastructure; a leaner approach to engineering and construction management facilitated by the two-phased approach; and generally more favourable market conditions for procurement of equipment packages and construction contracts.

p. 4 Kinross to proceed with Phase One of Tasiast expansion	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Forecast Phase Two 30,000 t/d Capital Costs[5]	($ millions)
Direct cost (including freight)	380
Indirect and owner’s cost	100
Taxes/duties	40
Contingency	100
Total	620

Gold price sensitivity estimates

	Phase One Expansion (12,000 t/d) Average Gold Price
Financial Metric	$1,100/oz.	$1,200/oz.	$1,300/oz.	$1,400/oz.	$1,500/oz.
IRR[3]	13%	20%	26%	33%	40%
NPV[4] (millions)	$345	$635	$910	$1,180	$1,450

	Combined Phase One and Phase Two Expansion (30,000 t/d) Average Gold Price
Financial Metric	$1,100/oz.	$1,200/oz.	$1,300/oz.	$1,400/oz.	$1,500/oz.
IRR[3]	12%	17%	22%	27%	33%
NPV[4] (millions)	$485	$885	$1,275	$1,665	$2,055

Mineral reserves and mineral resource estimates6

As the combined Phase One and Phase Two approach contemplates a lower throughput rate compared with the 2014 feasibility study, and a slightly higher forecast processing cost per tonne, the pit design was reduced slightly and cut-off grade increased, thereby decreasing the estimated proven and probable mineral reserves from 9.0 million ounces (as of December 31, 2015) to 8.2 million ounces. Resulting estimated grades increased slightly from 1.8 g/t to 1.9 g/t. Tasiast’s estimated measured and indicated mineral resources also decreased slightly, from 3.4 million ounces (as of December 31, 2015) to 3.2 million ounces, with estimated grades increasing to 1.3 g/t from 1.2 g/t.

The Phase One feasibility study and Phase Two pre-feasibility study form the economic basis of the estimated proven and probable mineral reserves. Estimated measured and indicated mineral resources that were not converted to mineral reserves, and inferred mineral resources, are not included in the life of mine plan and economic analysis. The studies also do not contemplate promising exploration targets, including the Tamaya deposit in the Tasiast Sud permit area, approximately 15 kilometres south of the Tasiast mine. The structural trend hosting Tamaya remains underexplored and is considered highly prospective for the definition of new mineralization.

6 These updated estimates are different from those reported in the 2015 fourth-quarter and year-end results news release dated February 10, 2016. For further information see the Company’s National Instrument 43-101 Technical Report for Tasiast dated March 30, 2016, or Annual Information Form of the same date, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com).

p. 5 Kinross to proceed with Phase One of Tasiast expansion	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Tasiast Proven and Probable Mineral Reserves (Closing Balance Dec. 31, 2015)
	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)
Proven[7]	30,467	1.4	1,406
Probable	101,711	2.1	6,813
Total	132,178	1.9	8,219
Stockpile	8,045	1.0	264

Tasiast Measured and Indicated Mineral Resources (Closing Balance Dec. 31, 2015)
	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)
Measured[8]	8,611	0.8	230
Indicated	66,236	1.4	2,980
Total	74,847	1.3	3,210
Stockpile	293	0.6	6

Tasiast Inferred Mineral Resources (Closing Balance Dec. 31, 2015)
	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)
Inferred	5,596	1.9	346

7 Proven mineral reserve estimates include the reserve stockpile.

8 Measured mineral resource estimates include the resource stockpile.

p. 6 Kinross to proceed with Phase One of Tasiast expansion	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Presentation and question and answer session

In connection with this news release, Kinross’ management team will hold a presentation followed by a question and answer session at 1 p.m. ET to discuss details of the studies. The presentation will be available via audio webcast on our website at www.kinross.com, where it will be archived.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia, and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

Phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

Phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross to proceed with Phase One of Tasiast expansion	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary Statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include those under the heading, or headings containing the phrases “Phase One”, “Phase Two” “CEO Commentary”, “Expansion capital costs”, “Gold Price Sensitivity Estimates”, and “Mineral reserve and mineral resource estimate”, and include, without limitation, statements with respect to: our estimates, expectations, forecasts and guidance for production, production costs of sales, all-in sustaining cost and capital expenditures, cost savings, project economics; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of expansion development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, and environmental risks. The words “anticipates”, “compelling”, “contemplate”, “design”, “estimate”, “expect”, “explore”, “feasibility”, “focus”, ‘‘forecast”, “future”, “guidance”, “indicate”, “liquidity”, “model”, “near term”, “opportunity”, “optimize”, “phased”, “potential”, “prefeasibility”, “pro forma”, “projected”, “promising”, “prospective”, “schedule”, “study” “target” or “timeline”, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, “will” or ‘‘would’’ occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 30, 2016 and our full-year 2015 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company's operations being consistent with Kinross' current expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania being consistent with Kinross' current expectations; (4) the exchange rate between the currencies in which the Company does business including but not limited to Canadian dollar, Mauritanian ouguiya, and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (10) the terms and conditions of the legal and fiscal stability agreement for the Tasiast being interpreted and applied in a manner consistent with its intent and Kinross' expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited Kinross’ credit rating, being consistent with the Company's current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: international economic sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company's business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees); fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in countries in which Kinross does business or may carry on business including but not limited to Mauritania; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 30, 2016 and the "Risk Analysis" section of our full year 2015 Management’s Discussion& Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

For impairment assessment purposes, the Company considers the Feasibility Study results as well as other factors including, but not limited to, Tasiast’s estimated mineral resources and additional exploration potential, consensus gold prices, and NAV multiples. As a result, the values determined under the Company’s impairment analysis at December 31, 2015 may differ from the NPV values resulting from the FS.

The technical information about Tasiast (other than exploration potential and activities) contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration potential and activities contained in this news release has been prepared under the supervision of and verified by Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

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